                                                                      Exhibit 11

             Dairy Mart Convenience Stores, Inc. and Subsidiaries
                STATEMENT RE COMPUTATIONS OF PER-SHARE EARNINGS
                   (in thousands, except per share amounts)

                   CALCULATION OF EARNINGS (LOSS) PER SHARE


For the three fiscal years ended February 3, 1996, January 28, 1995, and January 29, 1994

                                                1996       1995      1994
- ---------------------------------------------------------------------------

Net income (loss)...........................   $(6,000)  $(11,150)  $  866
                                               -------   --------   ------

Weighted average shares.....................     5,577      5,541    5,493
Dilutive options............................         -          -       39
Effect of pledged DM Associates shares (1)..      (203)         -        -
                                               -------   --------   ------

Total shares for EPS purposes...............     5,374      5,541    5,532
                                               -------   --------   ------


Net earnings (loss) per share...............   $ (1.12)  $  (2.01)  $ 0.16
                                               =======   ========   ======

(1) On December 1, 1995 the Company purchased the interests of a former majority stockholder of the Company in DM Associates Limited Partnership (DM Associates), including a note receivable collateralized by 1,220,000 shares of the Company's Class B Common Stock. The purchase of the note receivable has been reflected in the financial statements as a reduction of stockholders' equity (see Note 14 to the Consolidated Financial Statements). These shares are being treated similar to treasury stock for earnings (loss) per share purposes. The effect of DM Associates pledged stock on total shares for EPS purposes is calculated as follows:

                   1,220,000 X 2/12 (months held) =  203,333